Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Proposed Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Proposed Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Proposed Transaction, including as to the timing of the Proposed Transaction, uncertainties as to whether Mylan will be able to complete the Proposed Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Proposed Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Proposed Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Proposed Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Proposed Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Proposed Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the

EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report for the year ended December 31, 2015 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority (“SFSA”), the Registration Statement on Form S-4 to be filed with the SEC and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets (“AFM”) or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

ADDITIONAL INFORMATION

In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the AFM or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at

724.514.1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

FURTHER INFORMATION

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The acceptance period for the Offer for shares of Meda described in this communication has not commenced.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party.

15-Mar-2016

Mylan N.V. (MYL)

Barclays Global Health Care Conference

MYLAN N.V. PARTICIPANTS

John D. Sheehan

Executive VP, Chief Financial Officer

Colleen Ostrowski

Senior Vice President and Treasurer

OTHER PARTICIPANTS

Douglas Tsao

Barclays Capital, Inc.

Morgan Williams

Barclays Capital, Inc.

MANAGEMENT DISCUSSION SECTION

Douglas Tsao

Barclays Capital, Inc.

So, good afternoon, everybody. I’m Doug Tsao. I cover U.S. specialty pharmaceuticals. I’m joined on stage by Morgan Williams who covers spec pharma with me. And up next, we have Mylan represented by John Sheehan, the CFO for the next two weeks; and Colleen Ostrowski, who is now the Treasurer.

QUESTION AND ANSWER SECTION
Douglas Tsao Barclays Capital, Inc.	Q
So I’ll kick it off maybe sort of in reference to that last point about John leaving the company on April 1st. I believe you’ve been with Mylan for six years.

John D. Sheehan Executive VP, Chief Financial Officer	A
That’s correct.

Douglas Tsao Barclays Capital, Inc.	Q

And so a lot’s happened at Mylan. Maybe provide some reflections on the company that you joined and the company that you’ll be leaving in terms of its positioning from a competitive standpoint, as well as evolution of the landscape in the generics market.

John D. Sheehan Executive VP, Chief Financial Officer	A

That’s a great question. Thanks, Doug, and you’re right. I’ve been with the company for six years, and Mylan is such a stronger player in the global generics market today versus where it was 2010. It’s unbelievable. In 2010, when I joined the company, Mylan was $4.5 billion of revenue while expanding, having expanded globally in 2008 with the acquisition of the Merck, Germany’s generic drug business, the acquisition of Matrix, the company had not fully assimilated those acquisitions yet, was still in the process of assimilating them and really hadn’t diversified the product portfolio, very focused on solid, oral dose tablets and capsules.

What I’ve seen over the last six years is the diversification of Mylan’s revenue base, whether that be diversification through our growth of our EpiPen® franchise for treating severe allergic reactions or anaphylaxis, through the expansion of our injectables portfolio, through acquisition of Bioniche and then Agila, we will have a $1 billion injectables portfolio in 2016, so just incredible growth of our injectables platform. The growth of our antiretroviral platform for treating the AIDS virus, again, a $1 billion platform in 2016. And so, a number of different areas that the company expanded into and continues to expand into.

We acquired Pfizer’s R&D platform and expect to bring here in the United States a generic form of ADVAIR® to the market in 2017, brought the European version for Seretide® into Europe in 2015. So we really have expanded our product categories, not just simply with acquisitions but also with the development of products. And so, it’s been a great six years to see the company grow and strengthen its global presence and its product portfolio.

It wasn’t exactly your question, but for the benefit of the audience, I made a very personal decision that with my children grown and out of the house to be able to spend more time with my wife and, therefore, made a decision at the beginning of this year to retire from the company. And so, the company is in very good hands; very strong, broad finance leadership team. Colleen, as Doug indicated, is our Treasurer. Our Chief Accounting Officer, Paul Campbell, will – Paul and Colleen will lead the finance function until a permanent CFO is named.

The company is conducting a search for a successor, but as one of our leaders says, we want a CFO, but we don’t need a CFO, and that’s because of the strength of our management team and the strength of the finance bench that’s beneath me.

Morgan Williams Barclays Capital, Inc.	Q

Maybe switching over to EpiPen®, so obviously, we saw the recall at the end of last year and I think, a lot of investors were expecting more of a benefit. And I was hoping that you could walk us through some of the dynamics, especially around net price, that maybe contributed to less of a benefit than what was expected.

Colleen Ostrowski Senior Vice President and Treasurer	A

Yes. Absolutely. Thanks, Morgan. So, this has been a very hot topic, obviously. We’ve discussed it with a number of you. Our EpiPen® contracts that are in place were a product of the market environment we were at in the beginning of 2015. We had seen aggressive pricing practices from the competitor. And so, we were putting in contracts in place that made sense at the time to make sure we maintained our market share.

Obviously, the market dynamics changed throughout the year, but those contracts did not. So, I think Q4, the pricing environment we were in was no different than the first three quarters of the year. I think where perhaps there was a disconnect in the conversation was everyone was tracking scripts in that volume and we were delivering to inventory. So there was a disconnect in terms of volume expectations, but it was – EpiPen® was completely in line with our expectations.

Obviously, as we move forward now, 2016, we expect similar gross to net kind of dynamics. We do have expected in our Specialty division mid-single-digit price growth for 2016 guidance, and we do see opportunity in 2017 as these multi-year contracts change for additional opportunity in 2017.

Morgan Williams Barclays Capital, Inc.	Q

So in 2017, do you anticipate – or I guess the better way to ask would be how do you anticipate structuring the contracts given that the competitive landscape is somewhat cleared? Are there certain elements that you might consider removing that are in place now?

Colleen Ostrowski Senior Vice President and Treasurer	A

Yeah. I think obviously we will see what the competitive landscape looks like when we get to 2017. Certainly, there are a number of dynamics you need to take into consideration. There’s not just one issue that you’re addressing in a contract. So we have to – it’s a dialogue with our customer, and we do expect those dialogues to begin and would be dependent on the competitive environment that we see at the time.

John D. Sheehan Executive VP, Chief Financial Officer	A

I think that, just to add on to what Colleen was saying, though, if you look at the strength of our EpiPen® franchise right now, it couldn’t be in a better position with the Auvi-Q® withdrawal from the market, and you saw they terminated their licensing arrangement and returned the product. So, clearly, Sanofi isn’t going to bring that product back to market. Teva announced the complete response letter, the severity of the complete response letter that they received just recently and that they would not come back to the market with the product before the earliest of 2017.

I don’t think the EpiPen® could be in a stronger market position than it is today, and it’s a product that we intend to continue to invest to grow the overall anaphylaxis market and, therefore, increase the volumes of that product. And, well, certainly, price is one aspect of growing the franchise. Growing the volume of the product is just as important.

Douglas Tsao Barclays Capital, Inc.	Q

And along those lines, given perhaps some of the greater certainty around the competitive landscape, and I don’t want to say the probability that you won’t face generic competition, but there certainly seems to be sort of clouds on that point. I mean, does that warrant you to make further investments in terms of growing the volume side of the business there?

Colleen Ostrowski Senior Vice President and Treasurer	A

Yeah. I mean, I think that we continue to try to educate the market and grow the actual market as the biggest market share player. It’s in our interest to grow the market. We’ve seen it grow. We continue to invest in the education and broaden that. So we will continue those efforts for sure.

John D. Sheehan Executive VP, Chief Financial Officer	A

Right. I think our direct-to-consumer advertising campaigns have been extremely effective to increase awareness of the risk of anaphylaxis. And I don’t know that we’ll necessarily increase it, but we will continue to invest in it. We also have awareness campaigns with our EpiPen® for schools program. We provide every school in the United States with access to free EpiPens®. And those types of programs increasing awareness is what increases the size of the market.

Douglas Tsao Barclays Capital, Inc.	Q

And then, maybe switching gears away from EpiPen®, thinking about the Meda opportunity. And just maybe really sort of give us perspective on what this offers the company, because obviously there’s been sort of a mixed reaction in the marketplace since the deal was announced. Maybe from your perspectives, what do you think investors don’t fully appreciate in terms of what this offers the company?

Colleen Ostrowski Senior Vice President and Treasurer	A

Actually, I think you’re aware we’ve been doing a lot of investor outreach over the last several weeks. We certainly have seen a unanimous support for the transaction, to be honest, from a strategic perspective. I think there was an initial reaction that we all know of. But I think we’ve really been working and people have been able to educate themselves a little more on Meda, as we’ve gone along.

I think Meda is really a great platform for Mylan in terms of where we are in Europe. It obviously broadens the product portfolio and also gives us a really nice OTC franchise. You’ll be aware that we had hired an individual last year to focus on OTC, and so he will be able to really invest in this platform and grow it.

It also gives us a nice entry into a number of emerging markets. There’s about 16 new markets that it brings us to. And while they are small kind of toeholds, it does give us a base to grow on, and that’s often what you need in those markets to get started. So we’re very excited about that. I think it also give us a dermatologic franchise that we can grow as well, an area that we didn’t have much coverage in the past that we were excited about and looking for as well.

John D. Sheehan Executive VP, Chief Financial Officer	A

And I just want to reemphasize the point that Colleen made is that while perhaps there was a visceral, in-the- moment reaction in this market that we’re – this risk-adverse market that we’re operating in today to the announcement of a $10 billion acquisition through our dialogue with both the analyst community as well as our shareholders, we have been able to demonstrate that the multiple that we’re paying for this transaction at 12 times, 12.9 times Meda’s earnings, 8.9 times on a synergized basis is actually fully in line with and below precedent transactions.

And the way that a business like Meda is sold is on the basis of a multiple of earnings, not as against a share price on a particular day. And so, we have seen, to use Colleen’s word, unanimous support from our shareholders over the last weeks as we’ve been meeting with them on the transaction. And I think it’s totally the next right platform to grow this company.

Morgan Williams Barclays Capital, Inc.	Q

And as we think about expansion off of the Meda OTC presence, are you still interested in looking for U.S. OTC assets?

Colleen Ostrowski Senior Vice President and Treasurer	A

I think Meda gives us a nice foothold into the U.S. OTC that we can grow from. Obviously, we’ll take further investment and further growth. As I mentioned, we did hire an OTC leader, and he will be working on just that.

Douglas Tsao Barclays Capital, Inc.	Q

And then when you think about OTC opportunities, obviously, with the Perrigo offer, you would have been pursuing quite aggressively, right, the store brand market. I think when I sat down with the Mylan team a few weeks ago, Rajiv mentioned, some particular products in the OTC arena you’re going to be competing in. Is that something that increasingly you’re going to want to pursue sort of as growth driver in the business even though you weren’t necessarily successful in buying, acquiring Perrigo?

Colleen Ostrowski Senior Vice President and Treasurer	A

I mean, I think we continue to have interest in OTC. That’s why we invested in the leader. We didn’t want him to be sitting around twiddling his thumbs. And obviously, Meda again gives us a real nice $1 billion OTC platform to grow throughout the world.

John D. Sheehan Executive VP, Chief Financial Officer	A

I think that OTC, if you take and you look at Mylan’s business today, $10.5 billion of branded generic and generic products, we’re selling principally to the wholesalers and the pharmacies across the globe. When you look at the OTC portfolio, the branded portfolio of Meda and the OTC portfolio of Meda, it broadens out the product portfolio. So we’re selling a greater product portfolio to the same customers, the wholesalers and retailers.

And with the acquisition of Abbott’s EPD business last year, we also have a portion of our sales force in Europe that’s calling on doctors, and so that the branded products that Meda has will be added into that portfolio. So it’s really a very strong complementary commercial of bringing together Meda and Mylan’s commercial portfolios, and the strength of that commercial platform is what will accelerate the growth of Meda. You know that while Meda – it’s not what Meda’s standalone business plan has been or was intended to be, but it’s what Meda will do in the hands of Mylan.

And if you look – a great example is what we were able to do with Abbott’s established products business last year. When we acquired that business, it was declining 4% to 5% in Abbott’s hands, and we were able to turn it around during the course of 2015 and have it grow 2%. And that is – while I’m not saying those exact percentages, that’s exactly what we intend to do with Meda, is to accelerate the standalone plan of Meda when you bring their products into Mylan’s commercial platform and allow the products to be sold through the Mylan’s global – Meda’s products to be sold through Mylan’s global commercial platform.

Douglas Tsao Barclays Capital, Inc.	Q

And then maybe turning to the base sort of traditional generics – U.S. generics business, how should we think about some of the dynamics in that business today, especially there’s been a lot of commentary about pricing becoming more challenging? But also just sort of the underlying growth in that business, perhaps leaving aside some of the very significant sort of individual high-value product opportunities, like you mentioned, ADVAIR®; glargine might be another that would sort of fall into that category. But if we sort of step away from those, how should we think about just the core base generics business?

Colleen Ostrowski Senior Vice President and Treasurer	A

Okay. I mean, I think that you have seen probably a divergence in the commentary around pricing depending on the type of generic company you’re talking to. So, I don’t think you can paint the generic industry with one broad brush. There are other companies like ourselves, Teva, others that have been talking about stable pricing environment. Obviously, that still means declines in price year over year, but it’s been stable. There hasn’t been significant changes for us or pressure that we’re facing.

I think that’s different for where you are in the food chain, so to say. The middle-lower tier smaller companies, I think they have been talking about increased pricing pressure in the U.S. So I just think you have to really look at it company by company. We have a very broad product portfolio. We’re not relying on any one launch or any one key product. To your point about the products that you highlighted, we’re getting away from talking about any one individual product.

Morgan Williams Barclays Capital, Inc.	Q

And then, a couple of years ago you highlighted controlled substances generics as an area of interest. Are you still looking to pursue this type of expansion?

Colleen Ostrowski Senior Vice President and Treasurer	A

Yeah. I mean, I think controlled substances is one area of interest. I think that would be more from a manufacturing perspective, that we’d need to acquire manufacturing capacity for that. We’ve also talked about other areas of interest being dermatologics, ophthalmics. We continue to look at product opportunities, tuck-ins, et cetera.

After this Meda acquisition, I would say that Mylan feels we’re in a position where we really have the platform that we built out. We don’t need any other large company acquisition. We’ll be focused more on products and geographies and filling in. Our mission statement is to provide access to the world, 7 billion people, to high quality affordable medicine. And so, we’ll just pursue more tuck-in type of opportunities to do that. If you look at what we will be in terms of size and EBITDA post-Meda, we have a lot of financial flexibility, so we would, of course, see returning capital to shareholders as one of the ways to deploy that capital.

Douglas Tsao Barclays Capital, Inc.	Q

And then, how do you see, to your point about sort of pressure for some of the mid-tier players, sort of consolidation in the generics space? And Robert Coury spoke about Mylan being a consolidator in the market. And we’ve certainly seen the company make some significant acquisitions, Agila is certainly within the sort of traditional generics market.

But with Perrigo and then with Meda, maybe a little bit more sort of adjacent necessarily than sort of your traditional sort of consolidation in the space, do you see an opportunity to sort of bring the traditional generic space on a more consolidated basis? Obviously, there is one large transaction to sort of narrow the playing field a little bit but...

Colleen Ostrowski Senior Vice President and Treasurer	A

Right. Obviously, I think post the Teva-Actavis combination, there’ll be three large generic players. I don’t see any more consolidation I think at that top tier. I think in the mid and lower tier, these medium and smaller-sized companies will continue to see consolidation. Obviously, Mylan is always looking at all opportunities. If we see some low-hanging fruit or some nice tuck-ins, we’ll certainly be open to that in this environment.

John D. Sheehan Executive VP, Chief Financial Officer	A

Right. I think it’s key to Colleen’s previous comment that with the Meda transaction, we really see that the platform that we’ve built-the platform has been built out and that we don’t need another acquisition. We can bolt-on, tuck-in additional products to round out our product portfolio, but we’re not in need of additional large- scale M&A. And that allows us then to focus on, with the financial flexibility we have, to do more return of capital to shareholders.

Douglas Tsao Barclays Capital, Inc.	Q

And then just in terms of a long – changing gears a little bit just in terms of Agila, do you have an update in terms of resolution of all the regulatory issues there?

Colleen Ostrowski Senior Vice President and Treasurer	A

So, obviously, we received the warning letters. We addressed all of the remediation that needed to be addressed, and we’re really just awaiting final inspections. We would expect that those final inspections would happen hopefully in the near term. In the meantime though, it’s important to understand that those warning letters didn’t impact our business. They didn’t require us to not launch anything, et cetera, any other products that would have been planned for those plants were moved to other plants. So it had no business disruption.

Morgan Williams Barclays Capital, Inc.	Q

And then, biosimilars are a big topic for 2016 and we were just hoping to get your thoughts on why you chose Momenta as a partner when there are other smaller biosimilar innovators out there and kind of what drew you to that partnership in particular?

Colleen Ostrowski Senior Vice President and Treasurer	A

I mean, I think we have history with Momenta. We know them. We already have a partnership with Biocon that’s kind of more this phase or wave one of the biosimilars, and we were looking for that second wave and Momenta was the best position to partner with on that.

John D. Sheehan Executive VP, Chief Financial Officer	A

Yeah. I think Momenta has a very strong track record in the biologics space. And as Colleen indicated, a strong positive business relationship with them. And so, we saw it as the right next step in the development of our biologics programs, biosimilars programs.

Douglas Tsao Barclays Capital, Inc.	Q

And speaking of Momenta, of course, it brings us to the subject of generic Copaxone®. Any perspectives or update in terms of when you think you might be able to receive FDA approval?

Colleen Ostrowski Senior Vice President and Treasurer	A

So on our last earnings call, we did mention that we had had some questions from the FDA and we had answered those within days. So, yeah, it’s now been weeks and we haven’t heard anything more. We do expect at some point to receive approval for Copaxone® and generic Copaxone®, and we did risk-adjust it in our guidance for this year. We had it in our guidance, as you may recall, in 2014 and in 2015. On risk-adjusted basis, we were still able to increase and meet and exceed guidance in those years as well. So, again, we hope to get it any time, but we’ll see what happens.

Douglas Tsao Barclays Capital, Inc.	Q

And then I’m sure this is a favorite subject that you get asked about a lot, just corporate governance, and that’s been very controversial with Mylan. Just maybe sort of some updated thoughts and, obviously, you’ve been doing a lot of investor outreach, where you might be in terms of some sort of revisions to the company’s corporate governance structure.

Colleen Ostrowski Senior Vice President and Treasurer	A

Absolutely. So we have to be dynamic, right? And I think we expressed our ability or interest in – that we were listening to our investors last year, and had the transaction gone through, that we would have made changes. Because for that type of company in that situation, the governance would need to adapt or should adapt.

We actually are continually looking at our governance. Post the Meda acquisition, we’ll continue to look at the environment we’re in, the company size that we are at the time, and we’ll make decisions as we go forward. Obviously, the board’s decision, and they’re continuously looking at it. I don’t think we’re stuck in concrete on it, but we won’t make any knee-jerk reactions either. We’ll take our time to assess the right landscape and make changes as appropriate.

John D. Sheehan Executive VP, Chief Financial Officer	A

In the meantime, I’ll just simply say that what’s absolutely critical is for Mylan to continue to execute. That’s what we’ve done since 2008, and we will continue to do in 2016 and beyond.

Douglas Tsao Barclays Capital, Inc.

Okay. Great. Well, I think we’re out of time. So, we will head across the hall for the breakout. Thank you so much.

John D. Sheehan Executive VP, Chief Financial Officer

Thank you very much.